October 7, 2024

Zikang Wu
Chief Executive Officer
Maywood Acquisition Corp.
Genesis Building, 5th Floor
Genesis Close
PO Box 446
Cayman Islands, KY1-1106

       Re: Maywood Acquisition Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 23, 2024
           CIK: 0002028355
Dear Zikang Wu:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors
The nominal purchase price paid by our sponsor for the founder shares..., page
73

1. Your disclosure states that the difference between the implied value per share and the
       NTBV per share is primarily attributable to offering-related expenses, associated liabilities and dilution resulting from the conversion of founder shares from Class B shares to Class A shares and the rights included in the units sold. However, it appears that both calculations include the 7,000,000 Class B founder shares that will convert
 October 7, 2024
Page 2

       to Class A shares upon the completion of your initial business combination. Please clarify this statement. Further, tell us why the offering-related expenses and the rights included in the units sold are not included in your calculation of implied value per share upon consummation of initial business combination. In this regard, your disclosures indicate that the right holders will receive Class A shares at the closing of an initial business combination.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-
3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jeffrey Gallant